

13030962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 14 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 52415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AVILA CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET, SUITE 16002
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD MCCABE — 732-713-5023
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name - *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

DD 3/20/13

OATH OR AFFIRMATION

I, DENNIS DUMAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVILA CAPITAL MARKETS, INC., as of December 31 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEBORAH ANN WYGAND
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WY6077601
Qualified in Nassau County
Commission Expires October 1, 20 14

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avila Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Avila Capital Markets Group, LLC)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2012


COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Avila Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Avila Capital Markets Group, LLC)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2012

AVILA CAPITAL MARKETS, INC.

Index

Independent Auditors' Report

To the Board of Directors
Avila Capital Markets, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Avila Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Avila Capital Markets Group, LLC, as of December 31, 2012, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avila Capital Markets, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

New York, New York
March 13, 2013

AVILA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 1,445,905
Due from brokers	637,860
Deposit with clearing brokers	786,514
Restricted cash	196,884
Furniture, equipment and improvements, net	168,551
Prepaid expense and other assets	70,243
Total	3,305,957

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 987,177
Commissions and fees payable	150,096
Deferred rent	30,587
Total	1,167,860
Commitments and contingencies	
Subordinated borrowings	600,000
Stockholder's equity	
Common stock, 1,000 shares authorized; $.001 par value; 510 shares issued and outstanding	1
Additional paid-in capital	637,353
Retained earnings	900,743
Total stockholder's equity	1,538,097
Total	$ 3,305,957

See Notes to Financial Statements.

AVILA CAPITAL MARKETS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

Revenue:		
Commissions and fees	$	8,333,489
Interest income		4,218
Other income		409
Total revenue		8,338,116
Expenses:		
Employee compensation, benefits and related costs		1,840,623
Commissions, referral fees, clearing and execution		4,265,058
Market Data		132,725
Professional fees		539,038
Rent, occupancy and related costs		315,402
Communications		59,588
Licenses and registrations		71,795
Travel and entertainment		38,988
Office expenses		53,717
Insurance		4,085
Depreciation		4,382
Other expenses		56,464
Total expenses		7,381,865
Income before income taxes		956,251
Income taxes		396,735
Net income		559,516

See Notes to Financial Statements.

AVILA CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 1	$ 637,353	$ 341,227	$ 978,581
Net income			559,516	559,516
Balance, end of year	$ 1	$ 637,353	$ 900,743	$ 1,538,097

See Notes to Financial Statements.

AVILA CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2012

Subordinated Borrowings at January 1, 2012	$	-
Issuance of subordinated notes		600,000
Subordinated borrowings at December 31, 2012	$	600,000

See Notes to Financial Statements.

AVILA CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Operating activities:	
Net income	$ 559,516
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	4,382
Changes in operating assets and liabilities:	
Deposit with clearing brokers	(536,514)
Due from brokers	(258,554)
Restricted Cash	(21,528)
Accrued Profit Sharing Plan	(171,104)
Accounts payable and accrued expenses	(21,462)
Commissions and fees payable	34,531
Deferred rent	18,816
Net cash used in operating activities	(391,917)
Investing activities:	
Restricted cash	(26,688)
Purchases of furniture, equipment and improvements	(166,064)
Net cash used in investing activities	(192,752)
Financing activities:	
Issuance of subordinated note	600,000
Net cash provided by financing activities	600,000
Net increase in cash	15,331
Cash, beginning of year	1,430,574
Cash, end of year	$ 1,445,905
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 241,847

See Notes to Financial Statements.

AVILA CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Avila Capital Markets, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Avila Capital Markets Group, LLC (the "Parent"). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

The Company offers full service brokerage products and services and also specializes in emerging market fixed income products on a riskless principal basis. The Company provides broker-dealer services as an introducing broker-dealer, clearing customer transactions through National Financial Services LLC, member NYSE/SIPC, a Fidelity Investment® company, on a fully disclosed basis. Consequently, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers and clearing organizations. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high-credit quality financial institutions and monitoring their credit ratings.

Note 1 - Business and summary of significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowance accounts will change.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the term of the lease.

Revenue recognition:

Securities transactions and the related commission revenue are recorded on a trade date basis.

Income taxes:

Deferred income tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company's U.S. Federal and state income tax returns are subject to examination by taxing authorities. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2012.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 2 - Due from brokers and deposit with clearing brokers:

Due from brokers and deposit with clearing brokers at December 31, 2012 consist of $637,860 which represents the net proceeds received from trading activities and $786,514 of deposits on hand with the Company's clearing brokers.

Note 3 - Furniture, equipment and improvements, net:

Furniture, equipment and improvements are summarized as follows:

Vehicles	$ 132,429
Equipment	60,734
	193,163
Less accumulated depreciation	24,612
	$ 168,551

Depreciation expense amounted to $4,382 in 2012.

Note 4 - Subordinated Borrowings:

Borrowings under a subordinated loan agreement at December 31, 2012, are as follows:

Subordinated note, 10 percent per annum, due June 1, 2015	$ 600,000
	$ 600,000

Interest expenses incurred on the loan for the year ended December 31, 2012 amounted to $36,167 and are included in the Accounts payable and accrued expenses account in the Statement of Financial Condition and the Other expenses in the Statement of Income.

The subordinated borrowing is subject to a subordinated loan agreement approved by FINRA effective May 23, 2012 and payable to an officer of the Company. The $600,000 is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5 - Related party transactions:

The Company and the Parent have an expense sharing agreement in place. The expense sharing agreement provides for the Company to reimburse the Parent for operating expenses relating to its broker-dealer activities. All regulatory and legal costs related to its broker-dealer activities are paid directly by the Company. For the year ended December 31, 2012, there were no expense-sharing activities with the Parent.

Note 6 - Income taxes:

The provision for income taxes consists of the following:

	Current	Deferred	Total
Federal	$ 248,063	$ -	$ 248,063
State and local	148,672		148,672
Totals	$ 396,735	$ -	$ 396,735

At December 31, 2012, current income taxes payable of $214,288 are included in accounts payable and accrued expenses. There were no significant deferred tax assets or liabilities.

Note 7 - Commitments and contingencies:

The Company is obligated under various noncancelable lease agreements for office space and equipment, expiring in various years through December 31, 2016. Under the terms of the leases, the base rent is subject to escalations for increases in real estate taxes and operating costs.

The aggregate minimum annual rentals under the lease and agreed commitments are approximately as follows:

Year Ending December 31	Amount
2013	$192,401
2014	194,046
2015	193,301
2016	196,883
Total	$776,631

Note 7 - Commitments and contingencies (concluded):

Rent expense, included in occupancy and related costs in the statement of operations, was $315,401 for the year ended December 31, 2012.

The Company maintains $196,884 with a bank as restricted cash in the form of a letter of credit in favor of the landlord, as required by the lease agreement.

Note 8 - Off-balance sheet risk:

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2012, the Company was not responsible for any unsecured debits. Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 9 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 - Profit sharing plan:

The Company has a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. The Company made the minimum contributions for the year ended December 31, 2012 required by the plan.

Note 11 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company has net capital of $1,702,419, which is $1,624,562 in excess of its minimum required net capital of $77,857. The Company's ratio of aggregate indebtedness to net capital was 0.69 to 1.

AVILA CAPITAL MARKETS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

Net capital:	
Total stockholder's equity	$ 1,538,097
Liabilities allowable in computation of net capital:	
Subordinated borrowings	600,000
Deduction of nonallowable assets:	
Restricted Cash	196,884
Fixed Assets	168,551
Prepaid expense and other assets	70,243
Total	435,678
Net capital	$ 1,702,419
Aggregate indebtedness - total liabilities	$ 1,167,860
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $50,000)	$ 77,857
Excess net capital	$ 1,624,562
Excess net capital at 1,000%	$ 1,585,633
Ratio of aggregate indebtedness to net capital	0.69 to 1

Reconciliation with the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2012:	
Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 1,543,500
Audit adjustments:	
Increase in nonallowable assets	(5,494)
Statement of income changes, net	164,413
Net capital per above	$ 1,702,419
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$ 1,332,273
Audit adjustments:	
Increase in accrued bonuses and accrued expense	(164,413)
Aggregate indebtedness per above	$ 1,167,860

See Independent Auditor's Report.

AVILA CAPITAL MARKETS, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See Independent Auditor's Report.

AVILA CAPITAL MARKETS, INC.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2012

The Company does not carry securities for customer accounts in a custodial capacity; therefore it is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

See Independent Auditor's Report.

Independent Auditors' Report on Internal Control

To the Board of Directors
Avila Capital Markets, Inc.

In planning and performing our audit of the financial statements of Avila Capital Markets, Inc. (the Company), a wholly-owned subsidiary of Avila Capital Markets Group, LLC, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a significant deficiency as defined above. During the year ended December 31, 2012, we identified a significant deficiency in the review function of the financial statements which resulted in the omission of a required statement and footnote disclosure regarding the issuance of subordinated borrowings. Upon being informed of the matter, management included the statement and related footnote. This significant deficiency was communicated to management in writing on March 13, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
March 13, 2013





Independent Accountant's Report on Applying Agreed-Upon Procedures

Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Avila Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Avila Capital Markets, Inc. (the "Company"), for the year ended December 31, 2012, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Amended Form SIPC-7 (and the originally filed Form SIPC-7 which was superseded by the Amended Form SIPC-7) with respective cash disbursement records entries from the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Amended Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules provided by the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the schedules supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment (including the credit claimed for the amount previously paid with the originally filed Form SIPC-7 which was superseded by the Amended Form SIPC-7) with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
March 13, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form) AMENDED

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Avila Capital Markets, Inc.
150 East 52nd Street
16th Floor, Suite 2
New York, NY 10022

CRD # 103941

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ed McCabe 732 713 5023

2. A. General Assessment (item 2e from page 2) $20,602

B. Less payment made with SIPC-6 filed (exclude interest) and originally filed SIPC-7 $9,530.40 (20,614.03)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (12.03)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(12.03)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Nill

H. Overpayment carried forward $(12.03)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avila Capital Markets, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 13th day of March, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2012 and ending 12/31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,338,116
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	92,509
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	409
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $4,218	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4,218
Total deductions	97,136
2d. SIPC Net Operating Revenues	$ 8,240,980
2e. General Assessment @ .0025	$ 20,602

(to page 1, line 2.A.)

CohnReznick

Accounting • Tax • Advisory